SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

16 November 2022

Prudential plc Board changes

Prudential plc (Prudential) continues to shape its Board membership consistent with the Group's strategic focus on Asia and Africa. Accordingly, it announces the following Board changes:

Non-executive Directors:
▪  Jeremy Anderson to succeed Philip Remnant as Senior Independent Director. As previously disclosed, Mr Remnant will retire from the Board having been a member since 2013. Both these changes will take effect from the conclusion of the Annual General Meeting (AGM) in May 2023.

Mr Anderson joined the Board in January 2020 and has been Chair of the Risk Committee since May 2020 and a member of the Audit Committee since joining. He will also join the Nomination & Governance Committee with immediate effect. Mr Anderson will step down from the Responsibility & Sustainability Working Group (Working Group) on 31 March 2023.

▪  Tom Watjen, who is based in the United States and joined the Board as Non-executive Director in 2017, will also step down from the Board at the conclusion of the 2023 AGM.

▪  The appointment of Claudia Suessmuth-Dyckerhoff as a Non-executive Director, announced on 10 August 2022, has now received regulatory approval and will take effect from 1 January 2023. She is to join the Risk Committee and the Working Group on that date.

Executive Directors:
▪  It is the practice of many of the Boards of Asia listed companies not to have Chief Financial Officers as Board members or Executive Directors. As such, Prudential's Group Chief Financial Officer, James Turner, will step down from the Board with effect from 1 January 2023.

Mr Turner will remain Group Chief Financial Officer and a member of the Group Executive Committee. He will be a standing attendee at future Board meetings along with Avnish Kalra, Group Chief Risk and Compliance Officer.

ENDS
Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023 260	Patrick Bowes	+852 9611 2981
Ping Ping Tan	+65 9845 8904	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

Notes to Editors

Prudential's Board has evolved significantly since the appointment of the new Chair on 1 January 2020.

The number of Executive Directors on the Prudential plc Board was seven in 2017, three on 1 January 2021, and will reduce to one from the start of 2023.

Since 1 January 2020, the Board has recruited six new Non-executive Directors with Asian operating experience, to supplement the existing skills and experience on the Board.

Regulatory disclosures
The Company confirms that there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.  There are no other matters that need to be brought to the attention of shareholders of Prudential.

Section 430(2B) Companies Act 2006 Statement
The following information is provided in accordance with section 430(2B) of the Companies Act 2006.

Today, the Company announced that James Turner, Group Chief Financial Officer, will step down from the Board with effect from 1 January 2023 and will continue as a member of the Group Executive Committee.

Remuneration arrangements in respect of Mr Turner's departure from the Board have been determined by the Group Remuneration Committee in line with Prudential plc Directors' remuneration policy approved by shareholders at the 2020 AGM.  Mr Turner will not receive any loss of office payment in respect of his service as Executive Director.

Salary, pension and benefits
Salary, pension and benefits will continue to be paid to Mr Turner as he will remain a member of the Group Executive Committee after he leaves the Board.

Incentives
Outstanding awards under the Prudential Deferred Annual Incentive Plan will be released on the original timetable.  They remain subject to malus and clawback provisions and will continue to accumulate dividends until they are released.

Outstanding long-term incentive awards will vest in line with the original vesting dates, subject to the satisfaction of the original performance conditions under the plan rules. These awards will also continue to accumulate dividend equivalents until they are released and will remain subject to the original malus and clawback provisions and a two-year holding period following the end of the three-year performance period.

Mr Turner is eligible for a 2022 bonus as he remains an Executive Director for the full 2022 performance year.  This award will be determined on performance achieved when the 2022 results are known.  60% of Mr Turner's Annual incentive award will be paid in cash in the usual way, and 40% will be deferred into Prudential plc shares (to be released in the Spring of 2026) under the Prudential Deferred Annual Incentive Plan. This award will continue to be subject to malus and clawback provisions.

In line with the Directors' remuneration policy approved by shareholders at the 2020 AGM, Mr Turner will be required to hold the lower of his actual shareholding when he steps down from the Board on 31 December 2022 and his current share ownership guideline of 250% of salary for a period of two years.  Thereafter, the Company's shareholding guidelines that apply to members of the Group Executive Committee will apply to him.  Mr Turner will continue to be required to obtain clearance to deal in the Company's shares.

Details of Mr Turner's remuneration earned in respect of his service on the Prudential plc Board will be disclosed in accordance with applicable requirements in Prudential plc's 2022 Annual Report, to be published in the Spring of 2023.

About Jeremy Anderson
Jeremy Anderson was formerly the Chairman of Global Financial Services at KPMG International having previously been in charge of its UK Financial Services Practice and held roles including, Head of Financial Services KPMG Europe, Head of Clients and Markets KPMG Europe and CEO of KPMG's UK consulting business. He served as a member of the Group Management Board of Atos Origin and as Head of its UK operations. Mr Anderson also served on the board of the UK Commission for Employment and Skills.

Other appointments:
▪ UBS Group AG / UBS AG (Audit Committee Chair, Senior Independent Director)
▪ The Productivity Group
▪ The Kingham Hill Trust

About Claudia Suessmuth-Dyckerhoff
Dr Suessmuth-Dyckerhoff joined the global consultancy firm McKinsey & Partners in 1995 and worked in a number of senior roles. She was responsible for helping to build the firm's healthcare Services and Systems sector in Asia Pacific, including working with the Chinese Ministry of Health to help develop their views on China's national healthcare systems. Much of the client work during this period involved transformation through technology, digital and data and her board experience in recent years has helped her develop valuable insights around the implementation of this in healthcare services. She has experience across various Asian markets and, in particular, in China having been based in Shanghai for nearly 15 years and in Hong Kong for a further two years.

Dr Suessmuth-Dyckerhoff has a portfolio of non-executive directorship roles, mostly in the healthcare and healthcare technology sectors. She is currently a non-executive director of the following listed companies: Ramsay Health Care Ltd, Clariant AG and Hoffman-La Roche AG. She is also a non-executive director of Huma Therapeutics Ltd, QuEST Global Services Private Ltd and an advisor to aMoon Ventures Y.SH. Ltd.

About Prudential plc
Prudential plc provides life and health insurance and asset management in 23 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 19 million life customers and has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is also a constituent of the Hang Seng Composite Index.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.
https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 November 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary